Exhibit 99.1

Enthusiast Gaming and Hut 8 Sign Multi-Year Strategic Partnership

Hut 8 to become a premium sponsor of EV.IO, a multiplayer game by Addicting Games, and Luminosity Gaming, the top esports organization on Twitch

Enthusiast Gaming poised to take advantage of Hut 8's data centre infrastructure

LOS ANGELES and TORONTO, March 2, 2022 /CNW/ - Enthusiast Gaming Holdings Inc. (NASDAQ: EGLX) (TSX: EGLX), ("Enthusiast Gaming"), an integrated gaming entertainment company, today announced a multi-year partnership with Hut 8 Mining Corp. (NASDAQ: HUT) (TSX: HUT) ("Hut 8"), one of North America's largest innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018. The partnership marks the first time Hut 8 has come together with a gaming and esports organization, and Enthusiast Gaming's first partnership with a digital asset miner.

As ambitious leaders at the intersection of gaming and digital asset mining, Enthusiast Gaming and Hut 8 will collaborate on new experiences and content within mobile and blockchain gaming, Web 3.0, NFTs, and cryptocurrency.

Gaming, specifically blockchain gaming, is forecast to grow at a compound annual growth rate of 14.5% through 2026, now that gamers are capable of and interested in owning their own digital assets.

To kick off the partnership, Enthusiast Gaming will release a significant update to its first-person shooter game EV.IO, featuring Hut 8 as a presenting sponsor. Hut 8 will also become a sponsor of Luminosity Gaming, the top esports organization on Twitch with a social following of more than 145 million globally.

The ongoing partnership will see Hut 8 content integrated across Enthusiast Gaming's flywheel of communities, games, and experiences. Hut 8 is also positioned to provide critical infrastructure support by hosting Enthusiast Gaming in its data centres, which are connected to electrical grids powered by significant renewables and emissions-free resources.

"As we consider new opportunities in Web 3.0, the Metaverse, NFTs and cryptocurrency, we're proud to join a partnership that will really deliver for our creators, communities and fans, and to kick things off with Hut 8 by bringing our flywheel of opportunities to them, through our latest launch from Addicting Games, and as a partner on Luminosity Gaming," said Adrian Montgomery, CEO of Enthusiast Gaming. "With one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally, Hut 8 has established itself as an innovative leader by bridging digital asset mining with the traditional data centre industry, and is now serving both traditional high-performance applications and applications in the gaming and blockchain space."

"As a digital currency miner with data centre infrastructure, we're ideally positioned to join forces with one of North America's largest and fastest growing gaming entertainment companies and generate the unique benefits of this strategic partnership," said Jaime Leverton, CEO of Hut 8. "We're excited to host Enthusiast Gaming in our data centres and collaborate on new experiences and content that will connect us to their audience of 300 million Gen Z and Millennial viewers, the majority of whom are crypto-savvy."

Samples of Hut 8/EV.IO visuals can be found here.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, expectations, expertise, projections, estimates or characterizations of future events or circumstances by the management of Enthusiast Gaming and Hut 8, the planned partnership activities including brand activations, the ability generate the unique benefits of this partnership, the ability to collaborate on new experiences and content within mobile and blockchain gaming, Web 3.0, NFTs, and cryptocurrency, enhancements to and the functionality of game titles published by Enthusiast Gaming, and the provision of Hut 8's data centre infrastructure, Hut 8's ability to connect to Enthusiast Gaming's audience of 300 million Gen Z and Millennial viewers, Hut 8's ability to continue to innovate and lead in digital asset mining and traditional data centre industry, and Hut 8's ability to continue to serve both traditional high-performance applications as well as applications in the gaming and blockchain space

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company's growth plan, and judgment applied in the application of the Company's accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Enthusiast Gaming Inc. Logo (CNW Group/Hut 8 Mining Corp)

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For further information: Contacts: Enthusiast Gaming Investor Relations: Eric Bernofsky, Chief Corporate Officer, investor@enthusiastgaming.com; Enthusiast Gaming Media Relations: Derek Holota, Provident Communications, derek@providentcomms.com, 343-422-5606; Hut 8 Investor Relations, Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations: Dea Masotti Payne, North Strategic, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 02-MAR-22